EXHIBIT 1
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                                  ANNOUNCEMENT

23 September 2004

                              WPP GROUP PLC ("WPP")

WPP was notified yesterday of changes in the shareholdings of directors of the company pursuant to the exercise and satisfaction of awards under the WPP Group plc Leadership Equity Acquisition Plan ("LEAP") established in 1999. The ability to exercise these awards depended on the satisfaction of a number of conditions including the relative performance of WPP against key competitors and the requirement to acquire and retain shares in WPP from 1999 until yesterday.

Sir Martin Sorrell has exercised his award under LEAP in relation to 1,308,459 shares, all of which have been retained. Sir Martin has discharged tax liabilities of approximately $4.2 million arising on the exercise of the LEAP award out of his own cash resources.

JMS Financial Services Limited ("JMS") (a company in which Sir Martin Sorrell is interested) has received a cash award under LEAP, which it has used in subscribing for 1,912,983 newly issued shares at a subscription price of (pound)5.19 per share.

At today's date Sir Martin Sorrell and his family interests are interested in or have rights in 17,265,707 shares representing 1.462% of the issued share capital of WPP.

Mr Paul Richardson has exercised his award under LEAP in relation to 287,069 shares, of which 198,059 shares have been sold principally to discharge tax liabilities arising on the exercise of the LEAP award. Mr Richardson's beneficial holding in the company is 455,000 shares representing 0.038% of the issued share capital of WPP.

Mr Howard Paster has exercised his award under LEAP in relation to 52,770 American Depositary Receipts (representing 263,850 shares), of which all have been sold. Mr Paster's beneficial holding in the company is 509,736 shares representing 0.043% of the issued share capital of WPP. The awards under LEAP to the directors have been fully disclosed in WPP's accounts over the life of the plan.

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